                      [PRICEWATERHOUSECOOPERS LETTERHEAD]



December 22, 2004



Consent of Independent Auditors


We hereby consent to the use in this Annual Report on Form 40-F of CanWest Global Communications Corp. of our report dated November 10, 2004, except for note 24 which is as of November 18, 2004, relating to the consolidated financial statements of CanWest Global Communications Corp. as of August 31, 2004 and 2003 and for the years ended August 31, 2004 and 2003.



/s/ PricewaterhouseCoopers LLP


Chartered Accountants




PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.